UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.     )*

CHINA AUTOPARTS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

16936U 10 8

(CUSIP Number)

Chris Hasson

Johnson Electric Capital Limited

Johnson Building

6-22 Dai Shun Street

Tai Po Industrial Estates

Tai Po

Hong Kong

Tel No. (852) 2663-6688

WITH A COPY TO:

Charles C. Comey, Esq.

Morrison & Foerster LLP

Suite 3803, Bund Center

No.222, Yan An Road East

Shanghai 200002

Tel. No. (8621) 6335-2290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936U 10 8	SCHEDULE 13D

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). JE Castings Investments Limited – No I.R.S. identification numbers
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,818,282* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,818,282*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,818,282*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%
14.	Type of Reporting Person CO

*	This number includes (i) 1,818,182 shares of common stock of the Issuer (“Common Stock”) and (ii) 100 shares of Series A preferred stock of the Issuer (“Series A Preferred Stock”) that are convertible into Common Stock on a one-for-one basis currently.

CUSIP No. 16936U 10 8	SCHEDULE 13D

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). Johnson Electric Capital Limited – No I.R.S. identification numbers
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,818,282* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,818,282*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,818,282*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%
14.	Type of Reporting Person CO

*	This number includes (i) 1,818,182 shares of Common Stock and (ii) 100 shares of Series A Preferred Stock that are convertible into Common Stock on a one-for-one basis currently.

CUSIP No. 16936U 10 8	SCHEDULE 13D

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only). Johnson Electric Holdings Limited – No I.R.S. identification numbers
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,818,282* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,818,282*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,818,282*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%
14.	Type of Reporting Person (See Instructions) CO

*	This number includes (i) 1,818,182 shares of Common Stock and (ii) 100 shares of Series A Preferred Stock that are convertible into Common Stock on a one-for-one basis currently.

CUSIP No. 16936U 10 8	SCHEDULE 13D

Item 1. Security and Issuer

This Statement is filed in connection with the Common Stock, par value of $0.0001 per share, and the Series A Preferred Stock, par value of $0.0001 per share, of China Autoparts, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 276 Fifth Avenue, Suite 703, New York, New York 10001.

Item 2. Identity and Background

(a) - (c) & (f): This Statement on Schedule 13D is being filed by JE Castings Investments Limited, a company existing under the laws of the British Virgin Islands and having its principal place of business at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, Hong Kong (“JE Castings”), Johnson Electric Capital Limited, a company existing under the laws of the British Virgin Islands and having its principal place of business at the same location as JE Castings (“JE Capital”), and Johnson Electric Holdings Limited, a company existing under the laws of Bermuda and having its principal place of business at the same location as JE Castings (“JE Holdings”) (each individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”). Attached as Schedule 1 hereto, which schedule is incorporated herein by reference, is a chart setting forth the name, business address, principal occupation or employment, the name of the organization in which such employment is conducted, and citizenship of each of the executive officers and directors of each Reporting Person.

JE Castings is a wholly-owned subsidiary of JE Capital, and was formed to make an investment in the Issuer and potentially make other investments in the future. JE Capital is a wholly-owned subsidiary of JE Holdings, and it serves as JE Holdings’ investment arm for making direct investments in businesses that are complementary to JE Holdings’ core micromotor business. JE Holdings is listed on the Hong Kong Stock Exchange. It designs and manufactures small precision motors for a number of product application segments, including automotive components, home appliances and power tools.

(d) & (e): During the last five years, no Reporting Person, nor to the best knowledge of each Reporting Person, any person listed in Schedule 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Statement is filed in connection with the acquisition of an aggregate of 1,818,182 shares of Common Stock and 100 shares of Series A Preferred Stock which are convertible into Common Stock (collectively, the “Shares”) pursuant to a stock purchase agreement, dated January 25, 2005, entered into by and among the Issuer, Li Yungao, the founder of the Issuer, Rhohan Holdings Limited (“Rhohan”), a wholly-owned subsidiary of the Issuer, Chengdu Tonglin Castings Industrial Co., Ltd. (“Chengdu”), a wholly-owned subsidiary of Rhohan, Double Unity Investments Limited (“Double Unity”), a shareholder of the Issuer, and JE Castings (the “Stock Purchase Agreement”). The details of the purchases of Shares by JE Castings are as follows:

1. 1,818,182 shares of Common Stock acquired from Double Unity for an aggregate purchase price of US$3,000,000; and

CUSIP No. 16936U 10 8	SCHEDULE 13D

2. 100 shares of Series A Preferred Stock acquired from the Issuer for an aggregate purchase price of US$165.

The foregoing purchases were completed on February 2, 2005.

As described in Item 6 below, JE Castings is entitled to designate certain members of the board of directors (the “Board”) of the Issuer and holds other rights pursuant to the Investor Rights Agreement (as defined below) and the Issuer’s Amended and Restated Certificate of Incorporation.

A copy of the Stock Purchase Agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein. The foregoing description of the purchases of the Shares is a summary only and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement.

JE Castings paid for the Shares out of working capital.

Item 4. Purpose of Transaction

The Shares were originally acquired and are held for investment purposes. Except as set forth herein, no Reporting Person, nor to the best knowledge of each Reporting Person, any of the persons listed in Schedule 1 hereto, has any current plans or proposals that relate to or would result in: (i) any person acquiring additional securities of the Issuer or disposing of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries with or into any third entity, (iii) the sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets to a third party, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the Issuer’s present capitalization or dividend policy, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Any Reporting Person and/or its affiliates may from time to time purchase or sell additional shares of Series A Preferred Stock, Common Stock or other securities of the Issuer as part of its normal investment operations.

CUSIP No. 16936U 10 8	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, each Reporting Person may be deemed to beneficially own 1,818,182 shares of Common Stock and 100 shares of Series A Preferred Stock which represent approximately 20.00% of the Issuer’s outstanding capital stock, based on 9,090,910 shares outstanding as represented by the Issuer in the Stock Purchase Agreement.

JE Castings has also agreed to acquire 3,030,203 shares of Series A Preferred Stock at a purchase price of US$1.65 per share on March 1, 2005, for an aggregate purchase price of US$4,999,835 (the “Second Closing”), subject to the terms and conditions set forth in the Stock Purchase Agreement. In addition, if the net income of the Issuer for the fiscal year 2005 as set forth in the Issuer’s income statement for the fiscal year ending December 31, 2005, excluding all extraordinary or other non-recurring income or loss (“2005 Net Income”), is less than $4,000,000, JE Castings has the option to acquire an additional number of shares of Series A Preferred Stock from the Issuer equal to (i) 9,090,910shares of Common Stock divided by the difference between (x) the 2005 Net Incomeexpressed in millions of U.S. dollars with two digits after the decimal and (y) one, minus (ii) 3,130,203 shares of Series A Preferred Stock (the number of Series A Preferred Stock sold in the First Closing and the Second Closing), for no additional consideration, subject to the terms and conditions set forth in the Stock Purchase Agreement. Additionally, JE Castings has agreed to acquire from Double Unity for no additional consideration the number of shares of Common Stock such that following the sale JE Castings will own an aggregate number of shares of Common Stock that represents 15% of the equity ownership interest in the Issuer on a fully diluted basis (excluding shares issued after January 25, 2005 upon exercise of options issued pursuant to any stock incentive plan or upon exercise of warrants) (such acquisitions after the Second Closing are referred to collectively as the “Third Closing”).

(b) The Reporting Persons have shared power to vote or direct the vote, and dispose or direct the disposition of, all the Shares.

(c) Except for the acquisition of 1,818,182 shares of Common Stock and 100 shares of Series A Preferred Stock on February 2, 2005 pursuant to the Stock Purchase Agreement, no transactions in Common Stock or Series A Preferred Stock were effected during the past sixty days by any Reporting Person.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

The Stock Purchase Agreement provides that JE Castings shall have the right to appoint directors as described below in the description of the Investor Rights Agreement and the right to appoint, terminate, reassign or refuse the approval of an executive officer so long as JE Castings and any of its affiliates holds at least 5% of the Issuer’s total outstanding Common Stock and Series A Preferred Stock. A copy of the Stock Purchase Agreement is attached as Exhibit A to this

CUSIP No. 16936U 10 8	SCHEDULE 13D

Schedule 13D and is incorporated by reference herein. The foregoing description of the Stock Purchase Agreement and the transactions contemplated therein is not complete and is qualified in its entirety by reference to the full text of Exhibit A hereto.

Investor Rights Agreement

On February 2, 2005, JE Castings entered into an investor rights agreement by and among the Issuer, Rhohan, Chengdu, Double Unity, Li Yungao and JE Castings (the “Investor Rights Agreement”). The Investor Rights Agreement provides that JE Castings, any other person owning or having rights to acquire Registrable Securities (as defined below) or any permitted assigns (collectively, “Rights Holders”), subject to specified conditions and limitations, may require the Issuer to use its best efforts to cause, at the Issuer’s expense, up to two registration statements to become effective under the U.S. Securities Act of 1933 (the “Securities Act”) at any time after the earlier of (a) February 2, 2008 or (b) six months after the effective date of the Issuer’s initial public offering, to register the sale of certain Registrable Securities held by the Rights Holders. “Registrable Securities” means (i) the shares of Series A Preferred Stock and Common Stock owned by JE Castings; (ii) the shares of Common Stock issuable or issued upon conversion of Series A Preferred Stock and (iii) any Common Stock issued as a dividend or other distribution with respect to the shares referenced in (i) or (ii) above, excluding any Registrable Securities sold by a person in certain specified transactions.

The Investor Rights Agreement also provides that if the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of others (but excluding registrations for an Issuer stock plan, a corporate reorganization, an offering that would not include substantially the same information as a registration of Registrable Securities or Common Stock issuable upon conversion of debt securities), the Rights Holders are entitled to notice of the registration and may require the Issuer to include the Registrable Securities held by them in the registration statement. Furthermore, the Rights Holders may require the Issuer to use its best efforts to cause up to two registration statements on Form S-3 to become effective, subject to specified conditions and limitations.

The Investor Rights Agreement further provides that the Rights Holders will not directly or indirectly lend, offer, pledge, sell, swap or otherwise transfer or dispose of any shares of Common Stock without the prior written consent of the Issuer and the managing underwriter for a period of 180 days after the date of the final prospectus for an initial public offering.

The Investor Rights Agreement also provides that the Rights Holders are entitled to appoint and remove (i) three directors, including the chairman of the board, of the Issuer, Rhohan and Chengdu as long as the Rights Holders hold more than 50% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis), (ii) two directors of the Issuer, Rhohan and Chengdu as long as the Rights Holders hold more than 10% but less than 50% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis) and (iii) one director of the Issuer, Rhohan and Chengdu as long as the Rights Holders hold more than 5% but less than 10% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis). If the Rights Holders hold less than 5% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis), their right to appoint directors terminates.

CUSIP No. 16936U 10 8	SCHEDULE 13D

Additionally, so long as JE Castings and its subsidiaries and affiliates hold more than 8% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis), the Issuer, Rhohan and Chengdu (each individually referred to as a “Group Company” and collectively referred to as the “Group Companies”) will not without the prior written approval (by vote or written consent) of JE Castings: (i) authorize or issue any equity security, including any security convertible into any other equity security, other than stock options or warrants issued under a plan approved by the Rights Holders in accordance with the Investor Rights Agreement; (ii) increase or decrease the total number of shares authorized by the Issuer’s amended and restated certificate of incorporation; (iii) effect any reclassification or recapitalization of Common Stock or Series A Preferred Stock; (iv) declare, set aside or pay any dividends or make any other distribution of any of the Group Company’s assets, or directly or indirectly redeem, purchase or otherwise acquire any stock of any Group Company or make allocations of various expenses and other liabilities among the Group Companies; (v) amend or alter the Issuer’s amended and restated certificate of incorporation or bylaws, or cause any Group Company, to amend or alter their respective certificate of incorporation, bylaws or other charter documents, or to amend or terminate any joint venture contract that the Issuer or any affiliates may have entered into with a third party; (vi) alter or change, whether by merger, consolidation or otherwise, the rights, preferences or privileges of Series A Preferred Stock or Common Stock; (vii) increase or decrease the number of directors on the board of directors of any of the Group Companies from the current number of 5 directors; (viii) incur any capital expenditures in excess of US$500,000 individually or in the aggregate by any Group Company in any three-month period; (ix) incur or guarantee indebtedness in excess of US$5,000,000 individually or in the aggregate by any Group Company in any calendar year; (x) enter into any transaction other than in the ordinary course of business or any related party transaction, including any transaction involving a Group Company and any Group Company’s shareholders, officers, directors or shareholders; (xi) change their independent certified auditors or materially change the accounting policies of any Group Company; (xii) engage any third-party service providers, including without limitation, financial advisors, financial agents, legal counsels, underwriters, management consultants or other consultants; (xiii) approve any annual business plan including monthly financial budgets, capital budgets and any amendments to any such business plan; (xiv) effect any material change of or material deviation from any Group Company’s business as set forth in any approved annual business plan; (xv) appoint, terminate, amend or reassign the job of the Chairman, Chief Executive Officer, Chief Financial Officer, Vice Presidents or any other employee with policymaking authority for any Group Company; (xvi) approve any employee stock purchase plan, stock incentive plan or other employee benefits plan, or amend any employee stock purchase plan, stock incentive plan or other employee benefits plan to increase the total number of Common Stock issued or issuable; (xvii) list any Group Company’s securities on a stock exchange or quotation system in any jurisdiction; or (xviii) approve an initial public offering of any of the Group Companies and any plans relating thereto.

In addition, as long as JE Castings and its subsidiaries and affiliates hold more than 8% of the Issuer’s total outstanding shares of Common Stock and Series A Preferred Stock (on an as-converted to Common Stock basis), Chengdu will not without the prior written approval of JE Castings: (i) increase the registered capital of Chengdu or transfer any interest in Chengdu; (ii)

CUSIP No. 16936U 10 8	SCHEDULE 13D

authorize or issue, or obligate itself to issue, any other equity security or equity-like security of Chengdu, including any other security convertible into or exercisable for any other equity security; and (iii) effect or cause any of its subsidiaries to effect any material change or deviation from the annual business scope of Chengdu.

The Investor Rights Agreement also entitles JE Castings to certain information and inspection rights from the Issuer. The Investor Rights Agreement terminates upon a liquidation, dissolution or winding up of the business operations of the Issuer. A copy of the Investor Rights Agreement is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein. The foregoing description of the Investor Rights Agreement and the transactions contemplated therein is not complete and is qualified in its entirety by reference to the full text of Exhibit B hereto.

Right of First Refusal, Co-Sale and Drag Along Agreement

On February 2, 2005, JE Castings entered into a right of first refusal, co-sale and drag along agreement by and among the Issuer, Double Unity, Li Yungao, JE Castings and certain other common stockholders set forth on Exhibit A thereto (the “Co-Sale Agreement”). The Co-Sale Agreement provides that JE Castings and its permitted assigns (collectively, the “Holders”), subject to specified conditions and limitations, are granted (i) preemptive rights to purchase a pro rata portion of any new securities to be sold or issued by the Issuer, and (ii) rights of first refusal in respect of share transfers by Double Unity, Li Yungao or the stockholders set forth in Exhibit A thereto (collectively, the “Founding Stockholders”) or Li Yungao’s spouse, children or trust (“Permitted Transferees”). In addition, if the Founding Stockholders or Permitted Transferees propose to transfer their shares to any third party, the Holders may transfer a pro rata portion of their shares to the proposed purchaser upon the same terms and conditions offered to the Founding Stockholders or the Permitted Transferees. In the event that the Founding Stockholders and the Permitted Transferees attempt to transfer their shares in a manner inconsistent with the Co-Sale Agreement, the Holders have the right to put the shares back to the Founding Stockholders or the Permitted Transferees at the price per share at which the shares were to be transferred.

Furthermore, if after February 2, 2009, the Holders holding a majority of Common Stock or shares convertible into Common Stock then held by all Holders approve of a proposed acquisition of the Issuer, then each of the Founding Stockholders is obligated to, among other things, take all actions reasonably necessary to consummate the proposed acquisition including without limitation amending the then existing certificate of incorporation of the Issuer and refraining from exercising any dissenters’ rights or rights of appraisal in connection with the acquisition.

The Co-Sale Agreement will terminate upon the written agreement of the Issuer and JE Castings, the closing of an initial public offering of the Issuer with net proceeds of more than $20,000,000 or the liquidation, dissolution or winding up of the business operations of the Issuer. A copy of the Co-Sale Agreement is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein. The foregoing description of the Co-Sale Agreement and the transactions contemplated therein is not complete and is qualified in its entirety by reference to the full text of Exhibit C hereto.

CUSIP No. 16936U 10 8	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits

Exhibit A	Stock Purchase Agreement, dated January 25, 2005, entered into by and among the Issuer, Li Yungao, Rhohan Holdings Limited, Chengdu Tonglin Casting Industrial Co., Ltd., Double Unity Investments Limited and JE Castings Investments Limited.

Exhibit B	Investor Rights Agreement, dated February 2, 2005, entered into by and among the Issuer, Li Yungao, Rhohan Holdings Limited, Chengdu Tonglin Casting Industrial Co., Ltd., Double Unity Investments Limited and JE Castings Investments Limited.

Exhibit C	Right of First Refusal, Co-Sale and Drag Along Agreement, dated February 2, 2005, entered into by and among the Issuer, Li Yungao, Double Unity Investments Limited, JE Castings Investments Limited and certain other common stockholders set forth on Exhibit A thereto.

Exhibit D	Joint Filing Agreement, dated February 8, 2005, entered into by and among Johnson Electric Capital Limited, JE Castings Investments Limited and Johnson Electric Holdings Limited.

CUSIP No. 16936U 10 8	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 8, 2005

JE Castings Investments Limited

By:	/s/ Christopher Hasson
Name:	Christopher Hasson
Title:	Director

Johnson Electric Capital Limited

By:	/s/ Christopher Hasson
Name:	Christopher Hasson
Title:	Director

Johnson Electric Holdings Limited

By:	/s/ Susan Yip Chee Lan
Name:	Susan Yip Chee Lan
Title:	Company Secretary

CUSIP No. 16936U 10 8	SCHEDULE 13D

Schedule 1

List of Executive Officers and Directors

JE Castings Investments Limited

Name and Positions(s) with JE Castings Investments Limited	Principal Occupation	Name of Employer	Business Address	Citizenship
Christopher John Hasson Chief Executive Officer / Director	Chief Executive Officer	Johnson Electric Capital Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Paul Hon To Tong Director	General Counsel and Executive Vice President	Johnson Electric Manufactory Limited (wholly owned subsidiary of Johnson Electric Holdings Limited)	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	Australian
Johnson Electric Capital Limited
Name and Position(s) with Johnson Electric Capital Limited	Principal Occupation	Name of Employer	Business Address	Citizenship
Christopher John Hasson Chief Executive Officer / Director	Chief Executive Officer / Director	Johnson Electric Capital Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Patrick Wang Shui Chung Director	Chairman / Chief Executive Officer	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Paul Hon To Tong Director	General Counsel and Executive Vice President	Johnson Electric Manufactory Limited (wholly owned subsidiary of Johnson Electric Holdings Limited)	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	Australian

Winnie Wang Wing Yee Director	Vice Chairman / Executive Director	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British National (Overseas)

CUSIP No. 16936U 10 8	SCHEDULE 13D

Johnson Electric Holdings Limited

Name and Positions(s) with Johnson Electric Holdings Limited	Principal Occupation	Name of Employer	Business Address	Citizenship
Patrick Wang Shui Chung Chairman / Chief Executive Officer / Executive Director	Chairman / Chief Executive Officer / Executive Director	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Eric Davis Senior Vice President / Chief Financial Officer	Senior Vice President / Chief Financial Officer	Johnson Electric Manufactory Limited (wholly owned subsidiary of Johnson Electric Holdings Limited)	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	Canadian

Richard Wang Li-Chung Executive Director	Executive Director	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	Canadian

Susan Yip Chee Lan Corporate Secretary	Corporate Secretary	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Winnie Wang Wing Yee Vice Chairman / Executive Director	Vice Chairman / Executive Director	Johnson Electric Holdings Limited	6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British National (Overseas)

Peter Wang Kin Chung Non-Executive Director	Chief Executive Officer	Tristate Holdings Limited	2-11/F, Tak Dah Industrial Building 66-72 Lei Muk Road Kwai Chung, NT Hong Kong, PRC	British

CUSIP No. 16936U 10 8	SCHEDULE 13D

Patrick Blackwell Paul Non-Executive Director	Retired	N/A	c/o Johnson Electric Holdings Limited 6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Arkadi Kuhlmann Non-Executive Director	Banker	ING Bank FSB, U.S.A	1 South Orange Street Wilmington, DE 19801 U.S.A.	American

Peter Stuart Allenby Edwards Non-Executive Director	Retired	N/A	c/o Johnson Electric Holdings Limited 6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British

Oscar De Paula Bernardes Neto Non-Executive Director	Chairman of the Board of Directors	Lid Group	Av. Dr. Cardoso de Melo, 1460-cj-84- V. Olimpia, San Paulo – SP Brazil	Brazilian

Laura May-Lung Cha Non-Executive Director	Retired	N/A	c/o Johnson Electric Holdings Limited 6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	People’s Republic of China

Michael John Enright Non-Executive Director	University Professor	University of Hong Kong School of Business	School of Business University of Hong Kong Pokfulam Road Hong Kong, PRC	American

Wang Koo Yik Chun Non-Executive Director	Retired	N/A	c/o Johnson Electric Holdings Limited 6-22 Dai Shun Street Tai Po Industrial Estate Tai Po Hong Kong, PRC	British